EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

The Registrant has three subsidiaries, Unity Bank, Unity (NJ) Statutory Trust II and Unity Risk Management, Inc. Unity Bank has two subsidiaries, Unity Investment Services, Inc. and Unity OREO, LLC, which currently has no real estate activity. Unity Investment Services, Inc. has one subsidiary, Unity Delaware Investment 2, Inc., which has one subsidiary, Unity NJ REIT, Inc.